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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

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                                 SCHEDULE 13D
                                (RULE 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
              AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                             (AMENDMENT NO.    )(1)
                                           ----
                               STERLING BANCORP
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                               (Name of Issuer)

                         COMMON SHARES, $1 PAR VALUE
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                        (Title of Class of Securities)

                                  859158107
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                                (CUSIP Number)

                              Louis J. Cappelli
                               430 Park Avenue
                           New York, New York 10022
                                (212) 826-8050
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              February 11, 2001
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           (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                        (Continued on following pages)
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        (1)  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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Page 2
 Cusip No. 859158107

1) Name of reporting persons
ss or I.R.S. Identification of above persons

Louis J. Cappelli

2) Check appropriate box if member of a group         (A)
                                                      (B)
   N/A

3) SEC USE ONLY

4) Source of Funds: PF

5) Check Box if Disclosure Of Legal PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
2(d) or 2 (e)                                                            |_|

6) Citizenship or place of Organization : USA

Number of Shares              7)  Sole Voting Power                 231,365
Beneficially Owned by         8)  Shared Voting Power                 - 0 -
Each Reporting Person with    9)  Sole Dispositive Power            196,819
                              10)  Shared Dispositive Power          34,546

11) Aggregate Amount Beneficially Owned By Each Reporting Person - 610, 042

12) Check Box if Aggregate Amount in Row 11 Excludes Certain Shares     |_|

13) Percent of Shares Represented by Amount in Row 11 -  6.4%

14) Type Of Reporting Person - IN

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Item 1 - Security and Issuer

Common Shares, $1 Par Value
Sterling Bancorp

Item 2 - Identity and Background
a)  Name- Louis J. Cappelli
b)  Residence or Business Address- 430 Park Avenue, New York , New York 10022
c)  Present Principal Occupation and Name of Principal business and address

Chief Executive Office and Chairman of the Board of Sterling Bancorp and Sterling National Bank, 430 Park Avenue, New York, New York 10022

d) The person filing this application has not been convicted in a criminal proceeding in the last five years.

e) The person filing this application has not been, during the last five years, a party to a civil proceeding has not been and is not subject to a judgment, decree or final order enjoining future violations of , or prohibiting or mandating activities subject to Federal or State Securities Laws.

f) Citizenship  - USA

Item 3-Source and Amount of Funds or other Consideration

PF-The person filing this application has made purchases at market prices in effect on the day of purchase. With regard to the filer's ability to purchase common stock pursuant to the terms of options granted to him, the purchase price for such shares, is the closing price on the date of grant of option. Additionally, the filer received 68,750 shares of restricted shares from the issuer in 2000, and had previously received 50,000 restricted shares from the issuer in 1996.

Item 4-Purpose of the Transaction

The person filing this application has acquired the securities as a personal investment or as compensation for services rendered to the issuer, and may acquire additional securities as a personal investment or as compensation for services.

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Item 5- Interest in securities of the issuer

(a) The aggregate number of shares of the issuer beneficially held by the individual filing the 13D is 610,042 shares, of which 378,677 are covered by outstanding options currently exercisable. This represents 6.4% of the outstanding shares.
(b)   Number of Shares
      (i) Sole power to vote or direct the vote - 231,365
      (ii)   Shared power to vote or direct the vote - 0
      (iii)  Sole power to direct the disposition - 196,819
      (iv)  Shared power to direct the disposition - 34,546

(c) Transactions in the class of securities reported within the last 60 days - Options in the amount of 77,275 shares became exercisable (68,750 on 2/11/01 and 8,525 on 1/31/01), restrictions with regard to 19,016 restricted shares lapsed on 2/11/01. Mr. Cappelli also purchases shares through his 401k contributions which are deducted bi-weekly

(d) Except as to 343 shares owned by the spouse of the person making this filing, no other person has the right to receive or the power to direct dividends from, or the proceeds from sale of, the securities.

(e)   date individual filing ceased to be a 5% shareholder not applicable

Item 6- Contracts Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

        The issuer has granted options to the person filing this application under various grants with various exercise dates. As of the filing 378,677 options so granted are currently exercisable.

Item 7- Materials to be filed as Exhibits

        Not Applicable

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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Statement is true, correct and complete.

DATED: March 15, 2001                     By:  /s/ LOUIS J. CAPPELLI
                                              ---------------------------
                                                   Louis J. Cappelli